June 23, 2020

VIA EDGAR

Ms. Claire Erlanger

Mr. Charles Eastman

Ms. Asia Timmons-Pierce

Mr. Thomas Jones

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ebang International Holdings Inc. (CIK No. 0001799290)

Registration Statement on Form F-1 (File No. 333-237843)

Registration Statement on Form 8-A (File No. 001-39337)

Dear Ms. Erlanger, Mr. Eastman, Ms. Timmons-Pierce and Mr. Jones,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Ebang International Holdings Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on June 25, 2020, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Ebang International Holdings Inc.

By:	/s/ Dong Hu
Name:	Dong Hu
Title:	Chairman and Chief Executive Officer